SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                       RYANAIR BEATS BA & EASYJET AGAIN!

                      RYANAIR No.1 CHOICE FOR UK CONSUMERS

Ryanair, Europe's No.1 low fares airline, today (Friday, 10th December 2004) was confirmed as the UK's favourite airline for travel to the UK & Europe during November 2004. Passenger statistics for November 04 published by Ryanair, BA and Easyjet show that Ryanair carried 450,000 MORE passengers in UK & Europe than BA and 77,000 MORE passengers than Easyjet.

NOVEMBER 2004:
                          RYANAIR      BA       EASYJET    RYANAIR POSITION
PASSENGERS                2.197 M    1.747 M    2.120 M           1
AVERAGE FARE*               EUR40     EUR272      EUR62           1
PUNCTUALITY**                 93%       72%        83%            1

(*source: annual published accounts - **Punctuality stats for Oct. 04 verified by CAA 3 months in arrears)

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Each month more and more UK consumers and visitors are choosing Ryanair. Last month over 500,000 MORE people chose to fly with Ryanair than BA or Easyjet, because only Ryanair has Europe's lowest fares, unbeatable punctuality and best customer service. As the busy Christmas period approaches, Ryanair continues to deliver its No.1 on time performance, as our lowest fares leave even more spending money in passengers pockets to enjoy the festive season!"

Ends.                          Friday, 10th December 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 December 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director